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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                          Exigent International, Inc.
                               (Name of Issuer)


                                 Common Shares
                        (Title and Class of Securities)

                                  302056 10 6
                                (CUSIP Number)



 1) Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Don F. Riordan, Jr.
       -----------------------------------------------------------------------

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 2)    Check the Appropriate Box if a Member of a Group*
       (a) ___________________________________________________________________
       (b) ___________________________________________________________________

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 3)    SEC Use Only __________________________________________________________


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 4)    Citizenship or Place of Organization          United States
                                            ----------------------------------


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Number of           (5)   Sole Voting Power                     388,368
                                            ----------------------------------
Shares               _________________________________________________________

Beneficially        (6)   Shared Voting Power                    41,408
                                              --------------------------------
Owned by Each       __________________________________________________________

Reporting Person    (7)   Sole Dispositive Power                388,368
                                                 -----------------------------
With                __________________________________________________________

                    (8)   Shared Dispositive Power                    0
                                                   ---------------------------
______________________________________________________________________________

 9)    Aggregate Amount Beneficially Owned by Each Reporting
       Person                                                   429,776
              ----------------------------------------------------------------
______________________________________________________________________________


10)    Check if the Aggregate Amount in Row (9) Excludes Certain Shares*
       (See Instructions)
                          ----------------------------------------------------
______________________________________________________________________________

11)    Percent of Class Represented by Amount in Row 9        10.1%
                                                       -----------------------
______________________________________________________________________________

12)    Type of Reporting Person* (See Instructions)       IN
                                                    --------------------------
______________________________________________________________________________


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                                   Item 1(a)

Name of Issuer:                                    Exigent International, Inc.

                                   Item 1(b)

Address of Issuer's Principal Executive Offices:   1225 Evans Road
                                                   Melbourne, Florida 32904-2314

                                   Item 2(a)

Name of Person Filing:                             Don F. Riordan, Jr.

                                   Item 2(b)

Address of Principal Business Office or,
 if none, Residence:                               1225 Evans Road
                                                   Melbourne, Florida 32904-2314

                                   Item 2(c)

Citizenship:                                       United States

                                   Item 2(d)

Title of Class of Securities:                      Common Shares

                                   Item 2(e)

CUSIP Number:                                      302056 10 6

                                    Item 3

                                Not Applicable

                                    Item 4
                                   Ownership

(a)   Amount Beneficially Owned:                                    429,776

(b)   Percent of Class:                                                10.1%

(c)   Number of shares as to which such person has:
      (i)      sole power to vote or direct the vote                388,368
      (ii)     shared power to vote or to direct the vote            41,408
      (iii)    sole power to dispose or to direct disposition of    388,368
      (iv)     shared power to dispose or to direct disposition of        0


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                                    Item 5

                 Ownership of Five Percent or Less of a Class

                                Not Applicable

                                    Item 6
        Ownership of More than Five Percent on Behalf of Another Person

                                Not Applicable

                                    Item 7
      Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

                                Not Applicable

                                    Item 8
           Identification and Classification of Members of the Group

                                Not Applicable

                                    Item 9
                       Notice of Dissolution of a Group

                                Not Applicable

                                    Item 10
                                  Certificate

                                Not Applicable

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 3, 1998
---------------------------
Date

/s/ Don F. Riordan, Jr.
---------------------------
Signature

Don F. Riordan, Jr.
---------------------------
Name/Title


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